Exhibit (a)(2)
FORM OF ANNOUNCEMENT OF OFFER TO AMEND
     We are pleased to announce that today Exide Technologies is launching a tender offer that offers eligible employees who hold options that may potentially be subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) the opportunity to amend their options to avoid any adverse tax consequences under Section 409A (the “Offer”). You are receiving this announcement because you hold one or more options eligible for amendment pursuant to the Offer. The Offer is described in complete detail in the Offer to Amend Eligible Options (the “Offer to Amend”) and a set of Frequently Asked Questions, which are attached to this announcement.
     An outstanding option to purchase shares of our common stock will be eligible for amendment pursuant to the Offer and deemed to be an “Eligible Option” if it meets all of the following conditions:
•	the option was granted under the Exide Technologies 2004 Stock Incentive Plan, as amended and restated (the “Plan”);

•	the exercise price per share currently in effect for the option, which is based on the 10-day trailing average closing price per share of our common stock prior to the date of grant of the option, is less than the closing sale price per share of our common stock on the date of grant of the option (in such circumstances, there is a risk to the holder that, for tax purposes, the exercise price per share may be considered to be less than the fair market value per share on the date of grant);

•	the option is held by an individual who is, on the date of the Offer to Amend and the Expiration Date (as defined below) of the Offer, a current employee of Exide and subject to income taxation in the United States with respect to that option; and

•	the option is outstanding on the Expiration Date of the Offer.
     As originally adopted, the Plan based the exercise price for the Eligible Options on a formula set forth in our outstanding warrant agreement, which provides for an exercise price per share that is equal to the 10-day trailing average closing price per share of our common stock prior to the date of grant of the Eligible Option. Such exercise prices of the Eligible Options are less than the closing sale price per share of our common stock on the respective dates of grant of the Eligible Options. As a result, there is a risk to the holder that, for tax purposes, the exercise price per share may be considered to be less than the fair market value per share of our common stock on the date of grant. Unless remedial action is taken to adjust the exercise price of an Eligible Option before the earlier of (1) December 31, 2008 or (2) the date on which an Eligible Optionee exercises an Eligible Option, that Eligible Option may be subject to these adverse tax consequences under Section 409A. Eligible Optionees may be able to avoid such adverse tax consequences only if certain changes are made to the Eligible Options. Accordingly, Exide is making the Offer so that each Eligible Optionee holding one or more Eligible Options will have the opportunity to amend those Eligible Options to the extent necessary to avoid such adverse tax consequences. The adverse tax consequences of Section 409A do not apply to options that vested on or prior to December 31, 2004 or that were granted with an exercise price at or above the fair market value per share of our common stock on the date of grant.
Brief Description of the Offer
     Amendment to Increase Exercise Price to Adjusted Exercise Price. If an Eligible Option is properly tendered and accepted and not validly withdrawn pursuant to the Offer, the amendment will increase the exercise price per share currently in effect for the Eligible Option to the Fair Market Value (as defined below) per share of our common stock on the date of grant of the Eligible Option. The new exercise price per share will be designated the “Adjusted Exercise Price” and will become effective on the first business day following the expiration of the Offer, which we expect to be December 19, 2007 (the “Amendment Date”). The Eligible Option as so amended with the Adjusted Exercise Price will be designated an “Amended Option.” The “Fair Market Value” per share of our common stock on any date means the closing price per share of our common stock on that date on The NASDAQ Global Market.
     Cash Payment. Each Eligible Optionee whose Eligible Options are amended to increase the exercise price pursuant to the Offer will become entitled to receive from us a special cash payment (the “Cash Payment”) with respect to those Eligible Options. The amount of the Cash Payment payable with respect to each Eligible Option that is amended to increase the exercise price to the Adjusted Exercise Price will be determined by multiplying (1) the amount by which the Adjusted Exercise Price exceeds the exercise price per share currently in effect for that Eligible Option by (2) the number of shares of our common stock purchasable under that Eligible Option at the Adjusted Exercise Price. The Cash Payment will be paid (1) on the first regular payroll date after January 1, 2008 with respect to any portion of an Amended Option that has vested as of December 31, 2007 and (2) on the last business day of the quarter in which any portion of an Amended Option has vested with respect to that portion of an Amended Option that vests following December 31, 2007. Under applicable Internal Revenue Service regulations, the Cash Payment may not be made in the same year as the Amendment Date. The Cash Payment, when made, will be subject to all applicable withholding taxes required to be withheld by Exide. You must remain employed by us on the date each portion of your Amended Option vests to receive the Cash Payment payable with respect to that portion of your Amended Option.
     Expiration Date. The Offer will expire at 11:59 p.m., Eastern Time, on December 18, 2007, unless extended (the “Expiration Date”).
Action Items Required by You
     You will receive from us a personalized Letter of Transmittal that contains the following information with respect to each Eligible Option you hold: (1) the current exercise price in effect for each Eligible Option, (2) the number of shares underlying each Eligible Option, (3) the date of grant of each Eligible Option and (4) the Fair Market Value per share of our common stock on the date of grant of each Eligible Option. All of the options set forth in your personalized Letter of Transmittal will be Eligible Options. To tender one or more of your Eligible Options for amendment pursuant to the Offer, you must properly complete and sign your Letter of Transmittal and timely deliver your Letter of Transmittal and any other required documents in the manner set forth in the Offer to Amend and the related Letter of Transmittal and its instructions.
     If you choose not to accept the Offer to amend your Eligible Options and take no other action to bring those options into compliance with Section 409A, then you may be subject to the adverse tax consequences under Section 409A (and similar state tax laws) in the manner discussed above. You will be solely responsible for any taxes, penalties or interest you may incur under Section 409A (and similar state tax laws). In addition, if your Eligible Options are not amended pursuant to the Offer, you will not become eligible to receive the Cash Payment.
     We urge you to read the entire Offer to Amend, the Frequently Asked Questions and your personalized Letter of Transmittal very carefully before accepting the Offer.
Key Dates to Remember
     The key dates to remember in connection with the Offer are as follows:
     The Offer will commence on November 16, 2007.
     The Offer will expire at 11:59 pm, Eastern Time, on December 18, 2007 (unless we extend the Offer).
     The Eligible Options will be amended on December 19, 2007 (unless we extend the Offer).
     The Cash Payment will be paid (1) on the first regular payroll date after January 1, 2008 with respect to any portion of an Amended Option that has vested as of December 31, 2007 and (2) on the last business day of the quarter in which any portion of an Amended Option has vested with respect to that portion of an Amended Option that vests following December 31, 2007. You must remain employed by us on the date each portion of your Amended Option vests to receive the Cash Payment payable with respect to that portion of your Amended Option.
Additional Information
     For additional information or assistance, you should contact Brad Kalter, Deputy General Counsel and Corporate Secretary, at (678) 566-9048 or brad.kalter@exide.com.

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